Exhibit 99.5

THE BANK OF NOVA SCOTIA By-laws As at ~~9~~14th April, 2026~~15~~

	By-law No. 1 A By-law to Regulate the Business and Affairs of the Bank		1

	Interpretation
1.01			1

	Shareholders
2.01	Annual and special meetings		1
2.02	Notice of meetings		1
2.03	Quorum		1
2.04	Presiding officer and secretary		2
2.05	Scrutineers		2
2.06	Voting		2
2.07	Dividends		2
2.08	Adjournment and termination		2

	Directors and Officers
3.01	Number of Directors		2
3.02	Fixing number		2
3.03	Filling vacancy and appointment of additional directors		3
3.04	Retirement age		3
3.05	Meetings		3
3.06	Special meetings		3
3.07	Quorum		3
3.08	Board procedure		3
3.09	Committees		3
3.10	Committee procedure		3
3.11	Chief Executive Officer		4
3.12	Other Officers		4
3.13	Compensation		4
3.14	Indemnity and insurance		4
3.15	Secrecy		4

	Declarations and Securities
4.01	Declarations		4
4.02	Failure to submit declaration - Entries in securities registers		5

	Repeal and Effective Date
5.01	Repeal		5

	By-law No. 2 A By-law Providing for the Class Rights of Certain Classes of Shares in the Authorized Capital of the Bank and Respecting Shareholders’ Pre-emptive Rights		5

1	Preferred Shares
	a.	Class rights	5
	b.	Powers of Directors	6
	c.	Series Rights	6
	d.	Amendments	6

2	Common Shares		6

3	No Pre-emptive Right		7

	By-law No. 3 A By-law Providing for the Subdivision of the Common Shares of the Bank		7

	By-law No. 4 A By-law providing for the authorized capital of the Bank		7

	By-law No. 5 A By-law Providing for the Subdivision of the Common Shares of the Bank		7

SCOTIABANK BY-LAWS

By-law No. 1

A By-law to Regulate the Business and Affairs of the Bank

Interpretation

1.01

In this by-law and all other by-laws and resolutions of the Bank, unless the context otherwise requires:

(a)	the following terms shall have the meanings specified:

(i)	“Act” means the Bank Act or any statute which may be substituted therefor, as amended from time to time;

(ii)	“Bank” means The Bank of Nova Scotia (English form) and La Banque de Nouvelle-Écosse (French form);

(iii)	“Board” means the Board of Directors of the Bank;

(iv)	“Committee” means a committee of Directors established pursuant to the By-laws or by the Board;

(v)	“Director” means a director of the Bank;

(vi)	“meeting of Shareholders” means an annual meeting of Shareholders, a special meeting of Shareholders, or both, and includes a meeting of any class or series of any class of Shareholders;

(vii)

“Officer” means the chief executive officer, a president, any vice-president, secretary, controller or treasurer of the Bank and any natural person designated as an officer of the Bank by by-law or by resolution of the Board; and

(viii)	“Shareholder” means a shareholder of the Bank;

(b)	terms used herein that are defined in the Act shall have the meanings given to those terms in the Act unless defined otherwise herein; and

(c)	words importing gender shall include the feminine, masculine and neuter genders, and words importing the singular number shall include the plural number, and vice versa.

Shareholders

2.01	Annual and special meetings

The Board shall call an annual meeting of Shareholders to be held not later than 6 months after the end of each financial year unless such longer period is permitted under the Act, applicable laws and applicable stock exchange requirements. The Board may at any time call a special meeting of Shareholders.

2.02	Notice of meetings

Notice of the time and place of each meeting of Shareholders shall be given in accordance with the Act. The accidental failure to give notice of a meeting of Shareholders to any person entitled thereto or any error in such notice not affecting the substance thereof shall not invalidate any action taken at the meeting.

2.03	Quorum

At any meeting of Shareholders, at least two persons ~~the holders,~~ present in person or represented by proxyholders ~~of~~ who, together, hold or represent by proxy, at least 25% of the outstanding shares of the Bank entitled to be voted at the meeting shall constitute a quorum for the transaction of business. However, where the provisions relating to a class or series of shares otherwise provide for the quorum for meetings of the holders thereof, such provisions shall apply to meetings of such Shareholders.

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2.04	Presiding officer and secretary

The Chair of the Board shall preside at meetings of the Shareholders. In the absence of the Chair of the Board, the chair of a meeting of Shareholders shall be appointed by the Board from among the Directors. The Board shall designate a secretary to act at meetings of the Shareholders.

2.05	Scrutineers

At any meeting of Shareholders, the chair of the meeting may appoint one or more persons, who may but need not be Shareholders, to serve as scrutineers with such duties as the chair may determine.

2.06	Voting

Subject to the Act, ~~V~~voting at any meeting of Shareholders shall take place by show of hands except when, either before or after a show of hands, a ballot is required by the chair of the meeting or is requested by any person present and entitled to vote at the meeting. On a show of hands, each person present and entitled to vote at the meeting shall have one vote. On a ballot, each Shareholder present in person or represented by proxyholder at the meeting and entitled to vote thereat shall have one vote for each share entitled to be voted which the Shareholder owns. Any ballot shall be taken in such manner as the chair of the meeting directs. After a vote, a declaration by the chair of the meeting that the vote upon the matter has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the result of the vote.

2.07	Dividends

The mailing or other transmission to any Shareholder at the Shareholder’s address as recorded in the Bank’s securities register of a cheque payable to the Shareholder or the Shareholder’s order, or the electronic deposit in accordance with the last instructions of the Shareholder received by the Bank or its transfer agent, for the amount of any dividend payable in cash shall discharge the Bank’s liability for the dividend to the extent of the amount of the cheque or the electronic deposit plus the amount of any tax which the Bank has properly withheld, unless the cheque is not paid on due presentation. If any cheque for a dividend payable in cash is not received, the Bank shall issue to the Shareholder a replacement cheque for the same amount on such reasonable terms as to indemnity and evidence of non-receipt as the Board or any Officer or agent designated by the Board may impose. Any dividend unclaimed for a period of 6 years from the date on which it was payable shall be forfeited and shall revert to the Bank.

2.08	Adjournment and termination

The chair at any meeting of Shareholders or the Chair of the Board, may adjourn such meeting of Shareholders from time to time and change the place at which or facility through which Shareholders may participate and may terminate such meeting of Shareholders on completion of the business for which it was called as set out in the notice of meeting.

Directors and Officers

3.01	Number of Directors

The number of Directors shall be a minimum as required by the Act and a maximum of 35.

3.02	Fixing number

Prior to each annual meeting of Shareholders, the Board shall fix the number of Directors to be elected at such meeting.

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3.03	Filling vacancy and appointment of additional directors

Subject to the Act, a quorum of Directors may fill a vacancy among the Directors which exists for any reason. The Directors of the Bank may appoint one or more additional Directors, within the maximum number permitted by these By-laws, who shall hold office for a term expiring not later than the close of the next annual meeting of Shareholders of the Bank, but the total number of Directors so appointed may not exceed one-third of the number of Directors elected at the previous annual meeting of Shareholders of the Bank.

3.04	Retirement age

Deleted.

3.05	Meetings

Meetings of the Board shall be held at Toronto or at other places on days and at times determined from time to time by the Board and may be conducted by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. ~~n~~Notice thereof shall be sent by prepaid mail, by personal delivery or other means of electronic, transmitted or recorded communication or by telephone in accordance with the Act at least 24 hours ~~one week~~ before the time fixed for such ~~date of the~~ meeting to each Director at their ~~his/her~~ address or communication number last recorded with the Secretary.

3.06	Special meetings

The Chair of the Board, the Chief Executive Officer, the President or any three Directors may call a special meeting of the Board to be held at any place at any time ~~he/she or~~ they are of the opinion that the interests of the Bank require it and may be conducted by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Notice of such special meeting shall be sent by prepaid mail, by personal delivery or other means of electronic, transmitted or recorded communication or by telephone in accordance with the Act at least 12 hours before the meeting to each Director at their~~his/her~~ address or communication number last recorded with the Secretary.

3.07	Quorum

Subject to the Act, a quorum for the transaction of business at any meeting of the Board shall consist of a majority of Directors.

3.08	Board procedure

Subject to the Act, the Board shall have the power to regulate its procedure and shall designate a chair to preside at meetings of Directors. In the event of an equality of votes on any question at a meeting of the Board, the chair of the meeting shall not be entitled to a second or casting vote.

3.09	Committees

The Board may appoint such Committees as it deems necessary and, subject to the Act, delegate to those Committees such powers of the Directors and assign to them such duties as the Board considers appropriate.

3.10	Committee procedure

Unless otherwise determined by the Board or provided herein, and subject to the Act, each Committee shall have the power to elect its chair, to regulate its procedure and to fix its quorum; provided that no less than 2 members of any Committee shall constitute a quorum at a meeting thereof.

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3.11	Chief Executive Officer

The Board shall elect from their number a Chief Executive Officer who must be ordinarily resident in Canada and who, subject to the Act and to the authority of the Board and any Committee, shall exercise general supervision, direction and control over the business and affairs of the Bank.

3.12	Other Officers

The Board shall elect from their number a Chair of the Board and may elect a President (who may be the same person and either of whom may be the Chief Executive Officer) having such responsibilities as may be assigned to them by the Board. The Board may elect or appoint such other Officers having such responsibilities as may be assigned to them by the Board.

3.13	Compensation

For each financial year, a sum not exceeding $~~5~~7,000,000 may be taken by the Board from the funds of the Bank as remuneration for their services as Directors, and the Directors may from time to time apportion the same among themselves in such manner as they shall think fit. The Directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board, of any Committee of the Board, or of Shareholders.

3.14	Indemnity and insurance

(1)

Subject to the limitations contained in the Act, but without limit to the right of the Bank to indemnify any other person under the Act or otherwise, the Bank shall indemnify a Director or Officer, a former Director or Officer, or a person who acts or acted at the Bank’s request as a director or officer of or in a similar capacity for another entity and his/her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with the Bank or other entity, if

(a)

the person acted honestly and in good faith with a view to the best interests of, as the case may be, the Bank or other entity for which they acted at the Bank’s request as a director or officer or in a similar capacity, and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that his/her impugned conduct was lawful.

(2)

Subject to the limitations contained in the Act, the Bank may purchase and maintain such insurance for the benefit of such persons referred to in subsection (1) as the Board may from time to time determine.

(3)

Subject to the limitations contained in the Act, the Bank may advance amounts to such persons referred to in subsection (1) for the costs, charges and expenses of a proceeding referred to in that subsection.

3.15	Secrecy

Every Director and Officer shall be bound to secrecy with respect to all information relating to the Bank or its customers that the Director or Officer obtains in his/her capacity as a Director or Officer and shall only disclose such information if he/she is authorized by the Board or required by law to do so.

Declarations and Securities

4.01	Declarations

The Board may make such arrangements as it deems necessary to require any person in whose name shares of the Bank are held, any person desiring to have a transfer of shares of the Bank to such person made or

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recorded in a register of securities of the Bank, and any person desiring to have issued to such person shares of the Bank to submit a declaration with respect to such matters as the Board may deem relevant for the purposes of the provisions of the Act dealing with the ownership of securities of the Bank by any person. Declarations shall be in such form as the Board may from time to time approve.

4.02	Failure to submit declaration – Entries in securities registers

If a person who desires to have a transfer of shares of the Bank to such person made or recorded in a register of securities of the Bank or desires to have issued to such person shares of the Bank, fails to submit a declaration as required under section 4.01 the Bank may refuse to allow such transfer to be made or recorded or to accept such subscription.

Repeal and Effective Date

5.01	Repeal

By-law No. 1 of the Bank is repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of such by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any changes in the charter of the Bank obtained pursuant to any such by-law prior to its repeal. All officers and persons acting under such by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the Shareholders or the Board or a Committee with continuing effect under such repealed by- law shall continue to be good and valid except to the extent inconsistent with this by-law or until amended or repealed.

By-law No. 2

A By-law Providing for the Class Rights of Certain Classes of Shares in the Authorized Capital of the Bank and Respecting Shareholders’ Pre-emptive Rights

1.	Preferred Shares

(a)

Class rights - The rights, privileges, restrictions and conditions attaching to the class of shares in the authorized capital of the Bank designated as preferred shares (herein referred to as “preferred shares”) shall be the following:

(i)

The preferred shares shall, as a class, be entitled to preference over the common shares of the Bank and over any other shares of the Bank ranking junior to the preferred shares with respect to the payment of dividends and distribution of assets of the Bank in the event of the liquidation, dissolution or winding-up of the Bank, whether voluntary or involuntary, or any other distribution of the assets of the Bank among its shareholders for the purpose of winding-up its affairs;

(ii)

The Bank shall not without, but may from time to time with, the authorization of the holders of the preferred shares given as specified in subclause (iii) hereof and in compliance with applicable legal requirements, increase the authorized number of preferred shares or create any class or classes of share ranking in priority to or on a parity with the preferred shares;

(iii)

Any authorization required to be given hereunder by the holders of the preferred shares shall be deemed to have been sufficiently given if it shall have been given by a resolution passed at a general meeting of the holders of preferred shares duly called for that purpose and held upon at least 21 days’ notice at which holders of at least a majority of the outstanding preferred shares are present or represented by proxy and carried by the affirmative vote of the holders of not less than two-thirds of the preferred shares cast on a poll at such meeting. If at any such meeting the holders of a majority of the outstanding preferred shares are not present or represented by proxy within one-half hour after

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the time appointed for such meeting, then the meeting shall be adjourned to such date being not less than 3 days later and to such time and place as may be appointed by the chairman of such meeting and not less than 2 days’ notice shall be given of such adjourned meeting but it shall not be necessary in such notice to specify the purpose for which the meeting was originally called. At such adjourned meeting, the holders of preferred shares present or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally called. A resolution passed thereat by the affirmative vote of the holders of not less than two-thirds of the preferred shares cast on a poll at such meeting shall constitute the authorization of the holders of the preferred shares referred to above. The formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed by the by- laws of the Bank with respect to meetings of shareholders.

(b)	Powers of Directors - Subject to subclauses 1(a) and 1(c) hereof, the Directors of the Bank may from time to time by resolution,

(i)

divide any unissued preferred shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof including, without limitation, the designation of such series, the rate, amount or method of calculation of preferential dividends and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the dates of payment thereof, the voting rights, if any, to be attached to the preferred shares of such series, whether the preferred shares of such series are redeemable or purchasable for cancellation and the redemption and/or purchase prices or the formula according to which the redemption price may be calculated, the terms and conditions of redemption and/or purchase, the conversion rights, if any, any sinking fund or other provisions and the right of retraction, if any, vested in the holders of preferred shares of such series, and the prices and the other terms and conditions of any right of retraction and whether any additional rights of retraction may be vested in such holders in the future, and

(ii)	change the rights, privileges, restrictions and conditions attached to unissued preferred shares of any series.

(c)

Series rights - If the Directors of the Bank exercise their powers referred to in subclause 1(b) hereof, the preferred shares of each series shall rank on a parity with the preferred shares of every other series with respect to priority in payment of dividends and in the distribution of assets of the Bank in the event of liquidation, dissolution or winding-up of the Bank, whether voluntary or involuntary, or any other distribution of the assets of the Bank among its shareholders for the purpose of winding-up its affairs.

(d)

Amendments - The provisions contained in this clause 1 may be deleted, varied, modified, amended or amplified with the prior authorization of the holders of the preferred shares given as provided in paragraph 1(a)(iii) hereof and in compliance with applicable legal requirements.

2.	Common Shares

The holders of the common shares shall be entitled to vote at all meetings of the shareholders of the Bank except meetings at which only the holders of preferred shares of one or more series are entitled to vote.

Subject to the rights, privileges, restrictions and conditions attached to the preferred shares, the holders of the common shares shall be entitled to receive dividends declared by the Board of Directors on the common shares from time to time.

After the payment to the holders of the preferred shares of the amount or amounts to which they may be entitled hereunder, the holders of the common shares shall be entitled to receive the remaining property of the Bank upon the liquidation, dissolution or winding-up thereof.

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3.	No Pre-emptive Right

Subject to any conversion, exchange or reclassification rights set forth in the rights, privileges, restrictions and conditions attaching to any series of preferred shares, the Directors may issue any shares of any class of the Bank’s authorized capital without the shares so to be issued having been first offered to the shareholders holding shares of the Bank of that or any other class, and those shareholders shall not have a pre- emptive right to acquire the shares to be issued.

By-law No. 3

A By-law Providing for the Subdivision of the Common Shares of the Bank

Subdivision of Shares

Be it enacted as By-law No. 3 of The Bank of Nova Scotia (the “Bank”) that the 75,000,000 issued and unissued common shares without nominal or par value of the capital stock of the Bank be subdivided, immediately after the close of business on January 27, 1984, on a three- for-one basis, into 225,000,000 common shares without nominal or par value and that the aggregate consideration for which all of such shares may be issued shall remain at $1,500,000,000.

By-law No. 4

A By-law providing for the authorized capital of the Bank.

The authorized capital of the Bank consists of:

1.	an unlimited number of common shares without nominal or par value; and

2.	an unlimited number of preferred shares without nominal or par value.

By-law No. 5

A By-law providing for the subdivision of common shares of the Bank.

The number of issued and outstanding common shares of the Bank without nominal or par value is changed by being subdivided on a two- for-one basis, effective at the close of business on February 12, 1998.

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~~NOTES~~

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The Bank of Nova Scotia

Founded in 1832

Executive Offices:

40 Temperance Street

~~44 King Street West~~

Toronto, Ontario

Canada M5H

0B4 ~~M5H 1H1~~

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